UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                File No. 70-9937

                                  REPORT PERIOD
                      October 1, 2002 to December 31, 2002

                                In the matter of:
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                  FINAL REPORT

         American Electric Power Company, Inc. ("AEP") and Central and South West Corporation ("CSW") hereby certify on behalf of themselves and AEP Texas Central Company ("TCC") [formerly known as Central Power and Light Company ("CPL")], Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), AEP Texas North Company ("TNC") [formerly known as West Texas Utilities Company ("WTU")], and Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEPGCO"), Columbus Southern Power Company ("CSPCO"), Indiana Michigan Power Company ("IMPCO"), Kentucky Power Company ("KPCO"), Kingsport Power Company ("KGPCO"), Ohio Power Company ("OPCO"), American Electric Power Service Corporation ("AEPSC"), Cedar Coal Company ("CEDAR"), Central Coal Company ("CCCO"), Appalachian Power Company ("APCO"), Central Appalachian Coal Company ("CACCO"), Southern Appalachian Coal Company ("SACCO"), West Virginia Power Company ("WVPCO"), Colomet, Inc. ("COLM"), Simco, Inc. ("SIMCO"), Franklin Real Estate Company ("FRECO"), Indiana Franklin Realty, Inc. ("IFRI"), Blackhawk Coal Company ("BHCCO"), Wheeling Power Company ("WPCO"), and Conesville Coal Preparation Company ("CONESVILLE"), and hereby files the information attached pursuant to the Order of the SEC dated October 26, 2001 in this file:
         As the authorization period for transactions in this file expired December 31, 2002, this is the final report. Attached as Exhibit A is a "past tense" opinion of counsel as to the transactions authorized by the order in this file.
         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File Nos. 70-8557 and 70-9937, and in accordance with the terms and conditions of the Commission's order dated October 26, 2001, permitting said Application-Declaration to become effective.

         DATED:  January 30, 2003

                       AEP GENERATING COMPANY
                       AMERICAN ELECTRIC POWER SERVICE CORPORATION
                       BLACKHAWK COAL COMPANY
                       APPALACHIAN POWER COMPANY
                       CEDAR COAL COMPANY
                       CENTRAL COAL COMPANY
                       CENTRAL AND SOUTH WEST SERVICES, INC.
                       CENTRAL APPALACHIAN COAL COMPANY
                       AEP TEXAS CENTRAL COMPANY
                          (Formerly known as CENTRAL POWER AND LIGHT COMPANY)
                       COLOMET, INC.
                       COLUMBUS SOUTHERN POWER COMPANY
                       CONESVILLE COAL PREPARATION COMPANY
                       FRANKLIN REAL ESTATE COMPANY
                       INDIAN FRANKLIN REALTY, INC.
                       INDIANA MICHIGAN POWER COMPANY
                       KENTUCKY POWER COMPANY
                       KINGSPORT POWER COMPANY
                       OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SIMCO, INC.
                       SOUTHERN APPALACHIAN COAL COMPANY
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                       AEP TEXAS NORTH COMPANY
                          (Formerly known as WEST TEXAS UTILITIES COMPANY)
                       WEST VIRGINIA POWER COMPANY
                       WHEELING POWER COMPANY

             BY:       AMERICAN ELECTRIC POWER COMPANY, INC.
                       CENTRAL AND SOUTH WEST CORPORATION

                       BY:        /s/ Armando A. Pena
                            ----------------------------------
                                        Treasurer

                  AMERICAN ELECTRIC POWER COMPANY, INC., et al.
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 27457
                 FILE NO. 70-9937 (Supersedes File No. 70-8557)*
                     FOR THE QUARTER ENDED DECEMBER 31, 2002

                                    Contents

                                                                         Page

Aggregate Amount of Funds Provided to the Money Pool                      1

Aggregate Amount of Funds Received from Money Pool                        1

Balance Advanced to or from the Money Pool
 as of the End of the Period                                              1

Average Interest Rate for the Money Pool over the Period                  1

Aggregate Amount of Outside Borrowings and Repayments
 During the Period for Each Source of Outside Borrowings                  2

Amount Outstanding at the End of the Period
 for Each Source of Outside Borrowings                                    2

Detailed Listing of Commercial Paper Outstanding
 by Dealer at the End of the Period                                       3


Appendix A - Final Opinion                                                4



                                                                       Page 1


1. Money Pool Internal Short-term Borrowings for the Quarter Ended December 31,
2002:

                         Balanced Advanced                                           Balance Advanced
                          To or (From) the            Net                Net         to or (From) the
                        Money Pool As of The    Funds Provided     Funds Received   Money Pool As of The
Applicants            Beginning of the Period    to Money Pool     From Money Pool   End of The Period
----------            -----------------------    --------------    --------------- --------------------
                                (in 000's)        (in 000's)         (in 000's)         (in 000's)
AEP Gen Co.                   $  14,153          $      -            $   (42,188)      $  (28,035)
AEP Service Corp (+CSWS)       (273,923)               1,452                -            (272,471)
  AEP System Sales                  557                -                    (459)              98
Appalachian Power Co.          (182,369)             125,806                -             (56,563)
  Cedar Coal Co.                 10,393                 -                   (842)           9,551
  Central App. Coal Co.           1,903                    4                -               1,907
  South App. Coal Co.             4,896                  620                -               5,516
Central and South West             -                    -                   -                -
  AEP Texas Central Company    (552,649)             417,358                -            (135,291)
  (Formerly known as
   Central Power and Light Co.)
  Public Service Co. of Okla   (228,637)             142,532                -             (86,105)
  Southwestern Electric Pwr Co.  14,880                 -                (51,007)         (36,127)
  AEP Texas North Company      (195,174)             115,678                -             (79,496)
  (Formerly known as
   West Texas Utilities Co.)
Columbus Southern Power Co.      25,989                5,244                -              31,233
  Colomet, Inc.                  (3,301)                 942                -              (2,359)
  Conesville Coal Prep Co.        2,119                 -                   (124)           1,995
  Simco Inc.                        310                   75                -                 385
Franklin Real Estate Co.              8                   38                -                  46
  Indiana Franklin Realty            24                 -                    (11)              13
Indiana & Michigan Power Co.     18,243              172,612                -             190,855
  Water Transportation           14,949                 -                (27,002)         (12,053)
  Blackhawk Coal Co.             11,903                  518                -              12,421
Kentucky Power Co.              (92,591)              69,203                -             (23,388)
Kingsport Power Co.              (9,670)              14,458                -               4,788
Ohio Power Co.                 (159,850)              32,752                -            (127,098)
  Cook Coal Terminal               (832)                -                 (1,736)          (2,568)
  Central Coal Co.                  316                   60                -                 376
Wheeling Power Co.                 (831)               3,225                -               2,394
                            -----------           ----------       -------------    -------------
           Total            $(1,579,184)          $1,102,577       $    (123,369)   $    (599,976)
                            ===========           ==========       =============    =============


2. The average interest rate for the Money Pool for the quarter ended December 31, 2002 is 2.07601%.



                                                                       Page 2


3. Money Pool External Short-term Borrowings for the quarter ended December 31, 2002:

                                         Repayments     Amount Outstanding
                     Outside Borrowings  During the        at the End of
Source of Funds      During the Period    Period              Period
---------------    -----------------    ----------     ------------------
                          (in 000's)     (in 000's)        (in 000's)

Commercial Paper        $20,705,727     $21,256,186         $1,416,718

Loan Participations          -                 -                -
                        -----------     -----------         ----------

  Total                 $20,705,727     $21,256,186         $1,416,718
                        ===========     ===========         ==========

4. Detailed listing of Commercial Paper Outstanding by Dealer at the end of quarter ended December 31, 2002:

         Dealer                         Amount Outstanding
                                           (in 000's)

FNBC/Bank One                             $  340,700

Goldman Sachs                                282,069

Lehman Brothers                              299,483

Merrill Lynch                                494,466
                                          ----------

Total Commercial Paper                    $1,416,718
                                          ==========

                                                                    Page 4
614-716-1649                                                      EXHIBIT A


January 22, 2003

Securities & Exchange Commission
Washington, D.C.    20549

RE:   Opinion of Counsel - Order No. 70-9937

I have acted as counsel for American Electric Power Company, Inc. ("American") in connection with its short-term financing program to fund a utility money pool ("Money Pool") in effect through December 31, 2002, pursuant to which certain subsidiaries of American, namely, AEP Texas Central Company ("TCC") [formerly known as Central Power and Light Company ("CPL")], Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), AEP Texas North Company ("TNC") [formerly known as West Texas Utility Company ("WTU")], and Central and Southwest Services, Inc. ("CSWS"), AEP Generating Company ("AEPGCO"), Columbus Southern Power Company ("CSPCO"), Indiana Michigan Power Company ("IMPCO"), Kentucky Power Company ("KPCO"), Kingsport Power Company ("KGPCO"), Ohio Power Company ("OPCO"), American Electric Power Service Corporation ("AEPSC"), Cedar Coal Company ("CEDAR"), Central Coal Company ("CCCO"), Appalachian Power Company ("APCO"), Central Appalachian Coal Company ("CACCO"), Southern Appalachian Coal Company ("SACCO"), West Virginia Power Company ("WVPCO"), Colomet, Inc. ("COLM"), Simco, Inc. ("SIMCO"), Franklin Real Estate Company ("FRECO"), Indiana Franklin Realty, Inc. ("IFRI"), Blackhawk Coal Company ("BHCCO"), Wheeling Power Company ("WPCO"), and Conesville Coal Preparation Company ("CONESVILLE") (collectively "Subsidiaries") borrowed short-term funds through the Money Pool in an aggregate amount not in excess of the maximum amount authorized by the Commission as specified in the Application or Declaration on Form U-1 and all amendments filed thereto with the Commission in File No. 70-9937.

In connection with said financing program, I have examined, among other things, the following: the Application or Declaration on Form U-1 and all amendments thereto filed by American and its Subsidiaries with your Commission in File No. 70-9937; the resolutions adopted by the Board of Directors of American authorizing the short-term financing program and the filing of said Application or Declaration on Form U-1; and the Orders of the Securities and Exchange Commission, the Virginia State Corporation Commission, and the West Virginia Public Service Commission authorizing the foregoing transactions.

In my opinion, (a) all requisite action has been taken that was necessary to make valid the issuance and sale of such commercial paper to dealers, and the making of such unsecured borrowings through the Money Pool; (b) the transactions have been carried out in accordance with the Application or Declaration on Form U-1; (c) American and each of the Subsidiaries are validly organized and duly existing corporations and such commercial paper issued to fund the Money Pool and the borrowings by the Subsidiaries through the Money Pool were valid and binding obligations of American and the Subsidiaries in accordance with their terms; and (d) the consummation of the transactions did not violate the legal rights of the holders of any securities issued by American, Subsidiaries, or any associate company thereof.

Very truly yours,

/s/ Ann B. Graf
-------------------

Ann B. Graf